Irwin
Financial Corp

Annual Report 2001

Five-Year Selected Financial Data

Irwin Financial Corporation (www.irwinfinancial.com) is an interrelated group of specialized financial services companies serving consumers and small businesses. The Corporation, through its five principal subsidiaries—*Irwin Mortgage Corporation, Irwin Home Equity Corporation, Irwin Union Bank and Trust Company, Irwin Capital* Holdings, and Irwin Ventures—provides a broad range of consumer and commercial financial services in selected markets in North America.

(In thousands)	2001	2000	1999	1998	1997
For the year					
Net revenues	$ 401,035	$ 297,304	$ 266,748	$ 272,063	$ 200,996
Other operating expense	327,420	237,962	214,111	221,206	158,818
Net income	45,516	35,666	33,156	30,503	24,444
Return on average equity	21.82%	20.83%	21.51%	22.77%	19.80%
Return on average assets	1.45	1.76	2.01	1.85	1.94
Dividend payout ratio	12.13	14.13	12.93	11.39	12.74
Per share*					
Net income —Basic	$ 2.15	$ 1.70	$ 1.54	$ 1.40	$ 1.10
Net income —Diluted	2.00	1.67	1.51	1.38	1.08
Cash dividends	0.26	0.24	0.20	0.16	0.14
Book value	10.84	8.97	7.55	6.70	5.82
Market value at December 31,	17.00	21.19	17.81	27.20	20.94
At year end					
Assets	$ 3,439,795	$ 2,422,429	$ 1,680,847	$ 1,946,179	$ 1,496,794
Deposits	2,309,018	1,443,330	870,318	1,009,211	719,596
Mortgage loans held for sale	503,757	579,788	508,997	936,788	528,739
Loans and leases, net	2,115,469	1,221,794	724,869	547,103	602,281
Long-term debt	29,654	29,608	29,784	2,839	7,096
Trust preferred securities	190,948	147,167	48,071	47,999	47,927
Shareholders' equity	232,323	189,925	159,296	145,233	127,983
Owned first mortgage servicing portfolio	12,875,532	9,196,513	10,488,112	11,242,470	10,713,549
Managed home equity portfolio	2,317,975	1,825,527	842,403	581,241	358,166
Risk-based capital ratio	10.82%	13.59%	13.50%	12.25%	14.85%
Tier 1 leverage ratio	9.36	12.41	12.77	10.51	12.06
Averages					
Assets	$ 3,137,519	$ 2,022,980	$ 1,648,001	$ 1,655,205	$ 1,262,714
Equity	208,547	171,196	154,143	133,953	123,483
Shares outstanding*—Basic	21,175	20,973	21,530	21,732	22,326
Shares outstanding*—Diluted	24,173	21,593	21,886	22,139	22,722

*Adjusted for stock splits

Irwin Financial at a Glance... an interrelated group of specialized financial services companies serving consumers and small businesses...

	Lines of Business	Percentage of Consolidated Net Revenues	
Mortgage Banking	Irwin Mortgage originates and services residential first mortgage loans nationwide.		56%
Home Equity Lending	Irwin Home Equity originates and services prime-quality, high loan-to-value home equity loans nationwide.		30%
Commercial Banking	Irwin Union Bank and Trust, founded in 1871, and Irwin Union Bank, F.S.B., provide commercial banking services to small businesses in seven Midwestern and Rocky Mountain States.		14%
Equipment Leasing	Irwin Capital Holdings targets under-serviced niches with a full-range of small-ticket equipment leasing products throughout the United States and Canada.		
Venture Capital	Irwin Ventures invests private equity in early-stage companies.		

Strategy	Environment	2001 Highlights
○ Emphasize products for first time homebuyers with special needs and brokers who value our service, through a multi-channel distribution system.	○ Lower interest rates led to record mortgage loan originations.	○ Net income of $38.1 million, an increase of 193% over 2000 results. ○ Loan originations totaled $9.2 billion, an increase of 125% from 2000. ○ Servicing Portfolio of $12.9 billion, a 40% increase year-over-year.
○ Leverage expertise in customer segmentation, credit underwriting and processing to identify high credit quality homeowners.	○ Limited competition in the high loan-to-value second mortgage market provided strong origination opportunities. ○ Lower interest rates and a soft economy led to higher prepayments and charge-offs.	○ Net income of $16.2 million, a decrease of $2.2 million as compared to 2000. ○ Originated and acquired $1.1 billion in loans and lines of credit, a decrease of 6% from 2000. ○ Managed portfolio increased 27% to $2.1 billion.
○ Focus on serving the commercial and private banking needs of small businesses. ○ Provide customers with highly personalized, flexible service through experienced local management and staff.	○ Continued industry disruption due to poorly managed consolidation. ○ Slower loan demand in second half of the year due to economic conditions.	○ Net income totaled $8.9 million, a 26% increase over 2000. ○ Loan portfolio increased 42% to $1.5 billion. ○ Core deposits grew to $1.0 billion, up 64% year-over-year.
○ Deliver targeted leases and loans for small and mid-size equipment in a variety of product lines.	○ Continued industry consolidation; withdrawal of undercapitalized companies.	○ Loss of $4.4 million pre-tax, principally the result of difficult economic conditions. ○ Began providing financing programs to branded franchise businesses.
○ Invest in early-stage companies using technology to change the delivery of financial services.	○ Economic softness reduced new funding and exit opportunities for venture-backed companies, lowering valuations across the industry.	○ Loss of $6.5 million for the year, reflecting portfolio valuation adjustments.

Dear Shareholder

2001 was a tumultuous year for our company, the United States, and the World. In spite of the recession in our markets and various operating challenges, we achieved record earnings for the twelfth year in a row and a return on common equity at or above 20 percent for the tenth year in a row.

The changes in the environment in which we operate—in particular a new set of capital rules issued by banking regulators—will, in the short term, disrupt our ability to continue this record in 2002. In November, about the time the new rules were published, we announced our decision to stop using securitization structures in our home equity line of business that are accounted for as sales under SFAS 140. Although this will have no effect on the cash flows or underlying economic profitability of this line of business, we anticipate that our earnings will decline in 2002 as we transition through this change in funding structures. Nonetheless, we are optimistic about the long-term outlook for the Corporation. We anticipate once again meeting our financial targets of 12 percent or better growth in earnings per share and 15 percent or better return on common equity in 2003 and beyond.

Our letter to you this year is split into two sections, one reviewing our performance in 2001 and the other looking ahead to the opportunities and challenges we face as we transition to the new regulatory environment.

Net Income


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2001 Performance

2001 was another record year for Irwin Financial and another year in which our diversified revenue strategy benefited shareholders. As the economy slowed and moved into recession, our credit-intensive portfolios had greater losses and we provided additional reserves for anticipated future losses. At the same time, we were well positioned through our first mortgage operations, where we do not take credit risk, to take advantage of lower interest rates. Revenues from the resulting record mortgage loan production offset the negative effects of the recession on our lending and venture capital portfolios.

Revenues totaled $401.0 million and net income was $45.5 million, increases of 35 percent and 28 percent, respectively, over 2000. Return on average common equity was 21.8 percent in 2001.

Financial highlights for the year

($ in millions, except EPS)	2001	2000	Change
Total Consolidated Net Revenues	$ 401.0	$ 297.3	35%
Net Income			
Mortgage Banking	38.1	13.0	193
Home Equity Lending	16.2	18.5	– 12
Commercial Banking	8.9	7.1	26
Equipment Leasing (pre-tax)	– 4.4	– 2.6	– 71
Venture Capital	– 6.5	2.7	– 341
Parent and Other	– 6.8	– 3.1	– 121
Total Consolidated Net Income	45.5	35.7	28
Earning Per Share—diluted (EPS)	2.00	1.67	20
Return on Average Equity	21.8%	20.8%	

Line of Business Results

The Corporation's net income is produced by its five principal lines of business and the parent company.

Mortgage Banking

Net income totaled $38.1 million for the full year, an increase of 193 percent over 2000 results due to strong mortgage originations.

Reflecting an interest rate environment where the average GNMA note rate was approximately 1.1 percentage points lower than in 2000, mortgage loan originations totaled $9.2 billion, a year-over-year increase of $5.1 billion or 125 percent. Refinanced loans accounted for 54 percent of production, compared with 16 percent in 2000.

Our mortgage servicing portfolio totaled $12.9 billion as of December 31, 2001, a year-over-year increase of 40 percent, reflecting increased production and greater retention of servicing on loans sold. The market value of our servicing portfolio totaled $239.7 million as of December 31, 2001, compared with the balance sheet carrying value of $211.2 million, which was at the lower of cost or market.

First Mortgage Servicing Portfolio



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Conventional Servicing
Government/State Servicing

Home Equity Lending

Our home equity lending business earned $16.2 million in 2001, a decrease of $2.2 million or 12.1 percent compared with 2000 results.

Loan originations and acquisitions totaled $1.1 billion in 2001. The home equity portfolio totaled $2.1 billion at year-end, compared with $1.6 billion a year earlier, a 27 percent increase. Capitalized residual assets totaled $199 million as of December 31, 2001, or approximately 11.6 percent of the principal balance of our $1.7 billion securitized, residual home equity portfolio.

In December we sold 40 percent of the residual interest in home equity loans previously securitized in September 2000 (the Irwin Home Equity Trust 2000–1) to an independent party. The transaction was our fourth sale of residual interests. Consistent with the three previous residual sales, we sold the residual interest for a price approximating its current carrying value, establishing a market value for this residual consistent with the company's valuation assumptions. Net cash proceeds from the sale totaled $12.3 million or 11.3 percent of the underlying loan principal balance.

Home Equity Originations and Acquisitions


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Direct Response

Although delinquencies and charge-offs rose throughout the year, due to a combination of economic conditions and normal seasoning of the portfolio, overall credit performance continues to meet our expectations and remains within the forecasts we use in our loss reserve analysis.

Commercial Banking

The commercial banking line of business earned $8.9 million in 2001, a 26 percent increase over 2000. The increase in net income largely reflects year-over-year growth of $7.6 million or 21 percent in net interest income after provision for loan losses and a $3.0 million increase in other revenues, principally mortgage origination and other fees.

The commercial banking loan portfolio of $1.5 billion increased $0.4 billion, or 42 percent year-over-year. Net interest margin for the year 2001 was 3.80 percent, compared with 4.25 percent during 2000. Average core deposits increased during the year to $1.0 billion, a 64 percent year-over-year increase, reflecting increased efforts on deposit gathering initiatives.

Commercial Banking Loan Portfolio Growth



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Included in 2001 net income was $7.9 million in provision for loan and lease losses, a year-over-year increase of $5.0 million or 169 percent, reflecting portfolio growth, general economic conditions, and increased charge-offs. Net charge-offs totaled $2.5 million or 0.19 percent of average loans for the year. The line of business's reserve to loans totaled 0.97 percent as of December 31, 2001, compared with 0.86 percent a year earlier.

Equipment Leasing

Our small-ticket leasing line of business, which includes Irwin Business Finance, Onset Capital Corporation, and Irwin Franchise Capital Corporation (our newest subsidiary started in August 2001), incurred a pre-tax loss of $4.4 million for the year, compared with a $2.6 million pre-tax loss in 2000.

The increased loss was principally the result of difficult economic conditions that led to higher levels of charge-offs and delinquencies, primarily on the company's domestic leases originated through brokers in 2000. To address these issues and to reflect growth in the company's portfolio, the provision for loan and lease losses totaled $6.9 million during the year, compared to $1.5 million a year ago. Lease charge-offs totaled $4.7 million in 2001, a $3.7 million year-over-year increase. We tightened underwriting criteria for our domestic broker business beginning in the first quarter of 2001. Leases originated since that time have shown substantially improved performance.

Lease and loan fundings totaled $191 million during 2001, a year-over-year increase of 68 percent. The equipment lease and loan portfolio totaled $264.8 million at year-end, a $109.9 million or 71 percent annual increase.

Venture Capital

Irwin Ventures lost $6.5 million in 2001, compared with net income of $2.7 million in 2000, reflecting portfolio valuation adjustments due to limited new funding and exit opportunities in the current environment for development stage companies.

Our private equity portfolio had a $6.8 million carrying value as of December 31, 2001, compared with a cost basis of $10.7 million invested since 1997.

Parent and Other

The parent and other consolidating entities recorded a loss of $6.8 million in 2001, compared with a $3.1 million loss in 2000. The increased loss largely reflects increased operating expenses, including interest expense associated with a portion of the trust preferred securities issued during 2001 that has not yet been allocated to our lines of business, and a $1.9 million after tax one-time compensation charge for the estimated future cost of key employee retention initiatives in our home equity lending business.

Balance Sheet

The Corporation's assets totaled $3.4 billion as of December 31, 2001, a $1.0 billion increase from a year earlier, reflecting increases in portfolio loans at the commercial banking and equipment leasing lines of business and increases in loans held for sale at the mortgage banking line of business. The loan and lease portfolio totaled $2.1 billion as of December 31, 2001, an increase of $0.9 billion or 73 percent from a year earlier, reflecting loan growth and a reclassification of approximately $350 million of home equity loans from "held for sale" to loans "held for investment." Reflecting this reclassification, loans held for sale decreased 13 percent year-over-year to $0.5 billion. Risk-weighted assets totaled $4.3 billion at December 31, 2001, a 45 percent year-over-year increase, largely reflecting increases in the commercial loan and lease portfolios and growth of the home equity line of business.

Risk-weighted Assets


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Credit Performance and Reserves

The recession caused higher delinquencies and charge-offs in each of our principal lines of business that extend credit, where we retain the credit risk, as shown in the table below. We took action during the year to increase our loss reserves to reflect the recessionary conditions in which we are operating. We remain comfortable that our reserves are appropriate for anticipated future losses.

	Commercial Loans	Home Equity Loans	Equipment Leases
Owned Portfolio ($ Billions)	$ 1.5	$ 2.1	$ 0.3
Charge-offs			
2001	*0.19%*	*1.78%*	*1.76%*
2000	0.12	0.64	0.62
30-Day+Delinquency			
December 31, 2001	0.38	5.07	2.02
December 31, 2000	0.46	4.35	1.06

Nonperforming assets (including other real estate owned of $4.4 million) were $23.5 million or 0.68 percent of total assets as of December 31, 2001, up from $10.1 million or 0.42 percent of total assets a year earlier. The on-balance sheet allowance for loan and lease losses totaled $22.3 million as of December 31, 2001, compared with $13.1 million a year earlier. As of December 31, 2001, the consolidated on-balance sheet ratio of allowance for loan and lease losses to total loans and leases was 1.04 percent, compared with 1.06 percent a year earlier. We also carry $135.9 million of undiscounted reserves embedded in the residuals held on our securitized home equity portfolio, or 7.9 percent of the outstanding principal balance, compared with $81.2 million or 6.3 percent a year earlier.

The ratio of allowance for loan and lease losses to nonperforming loans and leases totaled 116 percent at year-end 2001, compared with 182 percent a year earlier. In the third quarter of 2001, the Corporation's home equity line of business reclassified approximately $38.4 million of loans from "loans-held-for-sale" to "loans-held-for-investment." This reclassification created a valuation allowance under generally accepted accounting principles. Had the loans been classified as loans held-for-investment from their inception, this valuation allowance would have been included in allowance for loan losses. Adjusted to include the valuation allowance associated with this reclassification, the ratio of allowance for loan losses to nonperforming loans as of December 31, 2001, would have been 137 percent.

Capital Base

In two separate, privately-placed transactions during 2001, we raised a total of $45 million in 30-year trust preferred securities that qualify immediately as Tier 2 capital and that are eligible for Tier 1 capital treatment.

The Corporation had $232 million or $10.84 per share in common shareholders' equity as of December 31, 2001, a year-over-year per share increase of 21 percent. The Corporation's Tier 1 Leverage Ratio and Total Risk-based Capital Ratio were 9.4 percent and 10.8 percent, respectively, as of December 31, 2001, compared with 12.4 percent and 13.6 percent, respectively, a year earlier. These compare to "well capitalized" regulatory standards of 5.0 percent and 10.0 percent, respectively. In February 2002, we sold $87.9 million in common stock to further strengthen these capital ratios and to prepare for the new capital rules for residual assets, which we address in more detail on page 15.

Stock Activity

Our stock began the year at $19.875, traded as low as $14.49 and ended the year at $17.00 on December 31, 2001, a 14 percent decline despite a 28 percent increase in net income. We continue to believe that our principal responsibility is to produce outstanding operating results and that, over time, our stock price will reflect the underlying performance of the company.

Our stock began trading on the New York Stock Exchange (NYSE) on September 21, 2001. At that time our ticker symbols changed as follows:

Security	Former Nasdaq Symbol	NYSE Symbol
Common Shares	IRWN	IFC
9.25% Trust Preferred due 2027	IRWNP	IFC.P
10.50% Trust Preferred due 2030	IRWNO	IFC.O
8.75% Convertible Trust Preferred due 2030	IRWNN	IFC.N

We believe that the move to the auction market of the NYSE offers improved trading characteristics of our securities due to the market's centralized order flow and single point of sale.

2001 Common Stock Price and Volume



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New Regulatory Rules

In late November, the federal banking regulators, including our principal regulator the Federal Reserve, announced new capital standards regarding residual assets created when we securitized home equity loans at Irwin Home Equity. The effect of these rules is to require all banks to hold a much higher level of capital to support residuals above a certain level than was required under the previously existing rules. The new rules are effective in two phases, starting either January 1, 2002 or December 31, 2002. The residuals we hold will not be subject to the new rules until December 31, 2002.

We knew for over a year that the regulators were considering new capital rules on residuals, although we and many other industry observers were surprised by the timing and severity of the final form of the rules. As it is part of our Guiding Philosophy always to honor the interests our regulatory stakeholders serve by operating our businesses within the rules, we can and will adjust to the new regulations. We believe Irwin Home Equity remains an attractive business in the long run, even under the new rules. However, the abruptness with which the new rules were implemented compels us to go through a challenging transition to adjust our business model to the new rules.

A residual is created when an institution securitizes assets in a way that is treated as a sale of those assets under Generally Accepted Accounting Principles ("GAAP"). The assets are taken off the balance sheet and a gain equal to the difference between proceeds and allocation cost basis of the loans sold is recorded on the income statement. This is why it is called "gain-on-sale" accounting.

Beginning in 2002, Irwin Financial ceased using securitization structures for our home equity loans that involve gain-on-sale accounting and create residuals. (There will still be some gain-on-sale recorded in the first quarter of 2002 related to deliveries on a transaction closed in 2001.) We will still securitize assets because securitization is an attractive funding source, but we will use financing treatment structures that leave the loans on our balance sheet and do not qualify for sale treatment under GAAP. Under this method, income will be recorded as it is received, the same way we would record income for loans held in portfolio.

We have chosen to do this for two reasons:

- First, under the new capital rules, it no longer makes economic sense to create additional residuals for the foreseeable future.
- Second, we believe that investors have come to regard earnings that are created from gain-on-sale accounting as being of lower quality than earnings recorded under financing treatment. We want our earnings to be perceived as of the highest quality. Eliminating gain-on-sale accounting will help us accomplish this.

Anticipated Impact on Earnings

The principal impact of the change is in the timing of when revenue is recognized on our income statement. Under financing treatment, revenue recognition is spread out over the life of the loan. The consequence is that our accounting income will be lower under this method until the on-balance sheet portfolio builds up to a level where the interest income from the portfolio provides good accounting results. It is important to understand that the change in accounting method does not change the economics of the home equity business or affect its long-term attractiveness. Over the long run, we will earn the same amount of money under either method; we just have to be more patient to see it show up on our income statement under our new method.

While the change in accounting policy will delay income recognition in 2002, we expect Irwin Financial to remain solidly profitable as we transition off gain-on-sale accounting. The credit quality of the home equity loans underlying previous securitizations continues to perform within our expectations, even given the current economic uncertainty. We believe that contributions from our other four principal lines of business should partially offset anticipated declines in home equity lending, allowing us to remain profitable as a corporation. In November 2001, we announced that we expect to earn approximately $36 million in 2002 and approximately $54 million in 2003. (These figures compare to earnings of $35.7 million in 2000 and $45.5 million in 2001.) As mentioned above, we believe that, after 2002, we can again achieve our long-term financial objectives of growing earnings per share 12 percent or more each year and earning a return on equity of 15 percent or greater.

A Slower Growth Rate in Assets

Each of our lines of business has been growing its loan portfolio or production at a very high growth rate over the past several years, some as high as 50 percent per year. Given the changing environment—the combination of the recession we have to manage through and the new regulatory rules—we believed it was prudent to begin slowing our rate of growth in 2001.

However, we are not halting growth in any of our lines of business. We are moving from a high asset growth rate to a more moderate one to deal with the challenges we face in the current environment. We will continue to aggressively pursue opportunities to grow revenue and income streams that do not involve similar growth in assets.

This environment will not last forever. If we are successful in adapting to the new regulations and assuming the credit quality of our loans and leases proves itself through the recession, we anticipate returning to higher growth rates in the future, when the environment becomes more favorable.

Our objective has always been *creditworthy, profitable growth*. The change in accounting method for securitized assets does not affect the true long-term economic profitability of our lending activities, but it does affect the short-term reported profitability. We will take action to return to our target levels of profitability as we come through the transition. We remain committed to maintaining the creditworthiness of our portfolios.

In spite of these challenges, Irwin Financial has been and continues to be a fundamentally sound, strong institution. We have raised over $300 million in external capital in the last five years to support our growth. We believe we will remain solidly profitable even as we deal with the recession and adjust to the new regulatory environment. After a transition period of 12 to 18 months, we expect to return to meeting our long-term financial goals.

Your Patience and Support is Appreciated

It is never pleasant to deal with a recession or a sudden change in the rules. However, maintaining a long-term orientation is one of our core values. We have successfully managed through challenging transitions before and we will do so again.

What gives us confidence in the future is the quality of the people who work for each of the Irwin companies and their commitment to our Guiding Philosophy. We believe we continue to have the collective ability to create superior value in the long run for all our stakeholders. In the midst of all the changes in the environment, this is unchanged. It gives us hope and makes us proud.

We recently announced our first quarter dividend of $0.0675 per share, up 3.8 percent from last year. The smaller increase this year reflects the issuance of 6.2 million new shares of common stock in February 2002 and our desire to balance dividend increases with the need to retain earnings to support future growth.

Annual Meeting

We invite all shareholders to attend our Annual Meeting to be held at 4:00 pm on April 25, 2002. Our meeting will be held at the Holiday Inn Conference Center in Columbus, Indiana, which is located on the northeast corner of the intersection of Interstate 65 and State Route 46. The meeting slides and audio of the presentations will also be available through the investor relations portion of our website at www.irwinfinancial.com. We hope you can join us.

Will Miller
Chairman

John Nash
President

Guiding Philosophy: What We Believe

Our Guiding Philosophy is our system of fundamental beliefs and principles about business. Our statement of corporate philosophy attempts to capture the essence of these principles in a single sentence:

We believe the purpose of our business is to create superior value for all of our stakeholders through a dedication to service, treating others as we would want to be treated, a long-term orientation, and the pursuit of the highest standards.

Throughout the Corporation, we use a collection of statements concerning what we believe about people, business, organizations and life—which we call our Core Values and Beliefs—to explain the six central concepts of this philosophy and to influence our decision-making. These are not rules which always apply to every situation. Rather, they are principles which are often helpful in deciding what course of action is most consistent with our corporate values.

Sometimes we face dilemmas when two or more of these principles are in conflict. In these cases, it is important to remember that principled decision-making in the real world always requires judgment. The following is a very brief summary of our Core Values and Beliefs.

- Our purpose is to **create superior value**, which means meeting the evolving needs of people, both individually and in groups, better than other organizations like us.
- We must do this **for all our stakeholders** (customers, employees, shareholders, suppliers, communities, and society as a whole) in an appropriate balance and while improving the tradeoffs between and among our stakeholders' interests over time.
- We value **a dedication to service** as shown by the characteristics of placing service to others above self-interest and of demonstrating a genuine customer focus.
- We believe in **treating others as we would want to be treated** by showing respect for all individuals, remembering the importance of our people in everything we do, and having fun as we work.
- Our **long-term orientation** causes us to embrace change rather than fear it, to commit ourselves to lifelong learning, and to balance self-confidence with humility.
- We pursue the **highest standards** in everything we do, including a commitment to honesty and integrity, honorable competition, management by fact, taking responsibility and being accountable, continuous improvement, and planning.

Mission: What We Want To Be

In the context of our Guiding Philosophy, we have developed a mission statement for Irwin Financial as a whole:

Irwin Financial's mission is to be the best financial services company, through ethics and excellence, today and tomorrow.

It is important to note how our Mission aligns with our Guiding Philosophy. We think ethical decision-making and excellent performance must exist hand-in-hand in order for our business to create value for our stakeholders, in an appropriate balance, over the long-term.

Neither our statement of corporate philosophy nor our mission statement accurately describe present reality. We do not pretend that everyone in our Corporation behaves consistently with all these values all the time or that we have achieved our Mission. As an organization of human beings, we are certainly not perfect. Nonetheless, believing in principles, having high aspirations, and critically assessing our behavior against both remains important. These are our beliefs about how we ought to behave, how we intend to behave, and what we aspire to be. They act as important standards to which we hold ourselves when assessing our own performance.

Strategy: What We Want To Do

Strategy is the sum of our decisions about what we will do to achieve our Mission given the environment in which we operate. Much more so than Guiding Philosophy or Mission, strategy is influenced by external factors.

Our strategy is to position the Corporation as an interrelated group of specialized financial services companies serving consumers and small businesses and optimizing the productivity of our capital base.

The three principal components of our strategy are explained in further detail below:

- **An interrelated group...**
We organize our activities into lines of business, each of which serves a distinct set of customers. Each line of business has its own management team, income statement, balance sheet, and equity base. We set individual performance targets, normally on the basis of creditworthiness, return on equity, and growth over time. Our structure allows the senior management of each line of business to focus their efforts on understanding their customers and meeting the needs of the markets they serve. We believe this approach promotes creativity, responsiveness, motivation, and accountability among the managers of each enterprise. At the same time, the parent company works actively to add value to these lines

of business through directly influencing these management teams, exploiting interrelationships, providing certain central services, and making decisions to enter, exit, or restructure lines of business.

○ **. . . of specialized financial services companies serving consumers and small businesses . . .**

Our lines of business focus on the provision of financial services to selected segments of consumers and small business customers. These niches are chosen on the basis of our ability to create value for our customers and to get paid for doing so. By differentiating our products and services to these customer groups, we seek to earn a higher rate of return than is available offering commoditized financial services.

We conceive each of our lines of business as a specialized financial services company. Our two lines of business serving consumers are:

- First mortgage loan production and servicing (Irwin Mortgage);
- Home equity lending to prime-quality consumers for debt consolidation (Irwin Home Equity);

Our three lines of business serving small businesses are:

- Commercial banking in selected markets with a growth focus on providing financial services to small businesses and their owners (Irwin Union Bank);
- Small-ticket commercial equipment finance (Irwin Capital Holdings); and
- Venture capital investing in early stage developers of technology for the financial services industry (Irwin Ventures).

Our lines of business have also been selected due to the complementary nature of the response in their revenue and profit streams to changes in interest rates and credit cycles. Four of our lines of business—home equity lending, commercial banking, leasing, and venture capital—take risks (such as credit risk) that are generally correlated with the national economy. These businesses tend to do better in strong economies when interest rates are stable or rising and less well when the economy turns down. We balance this exposure to a weak economy with our participation in the mortgage banking business, where we take minimal credit risk as our loans are purchased by secondary market investors, such as Fannie Mae or Freddie Mac, or accompanied by guarantees from federal agencies, such as FHA and VA. The production side of the first mortgage business does best when interest rates are declining, which usually coincides with weaker economic times, providing a countercyclical element to our credit sensitive businesses. In addition, our first mortgage servicing portfolio increases in value when interest rates rise and decreases in value when rates fall, providing a natural offset to the dynamics of the production side of the first mortgage business. Together, these complementary businesses tend to create a more consistent bottom line for the Corporation as a whole than we would achieve if we were in only one of these businesses.

... and optimizing the productivity of our capital base.

As a bank holding company, Irwin Financial is strictly regulated with a focus on various ratios of equity to assets, primarily for the consolidated Corporation and Irwin Union Bank on a stand-alone basis. As such, the size of our capital accounts limits the amount of assets we can carry on our balance sheets if we are to maintain an adequate cushion above the minimum regulatory capital standards.

Accordingly, our strategy seeks to balance growth between:

- Businesses that require us to carry assets on our balance sheet (and are, therefore, capital-intensive), and
- Businesses that produce additional revenues and profits without adding proportionately to asset size (less capital-intensive opportunities).

We call this approach "optimizing the productivity of our capital," because we believe it can produce a larger stream of revenues and profits from a given capital base than a strategy focused principally on asset growth.

The environment in which we compete changes constantly. Customer needs and expectations evolve in new directions. Former competitors disappear and new ones emerge. The regulatory, economic, technological, and political climates in which we operate vary with time. Therefore, strategy must be a dynamic process that is responsive to our environment. Although economic events in 2001 were not entirely surprising, their combination with other events was truly unprecedented. Responses to the environment of 2001 from our regulatory and investor stakeholders have impacted Irwin Financial and many other companies. To support our growth and to ensure the Corporation remains in a sound financial position during these turbulent times, we added over $130 million to our capital base through new issues of common stock and trust preferred stock between July 2001 and February 2002.

We review our strategic direction annually to refine it or change it if necessary. In this way, we hope to remain flexible enough to continue to prosper and grow for decades to come. The path described above continues to help us ensure that our decision-making aligns with what we want to do, with what we want to be, and ultimately with what we believe.

Corporate and Subsidiary Locations


British Columbia
Alberta
Manitoba
Washington
Quebec
Oregon
Minnesota
Ontario
Wisconsin
New York
Connecticut
Michigan
Pennsylvania
Nevada
Illinois
Ohio
Delaware
Indiana
Utah
Maryland
Colorado
Missouri
California
Kentucky
Virginia
North Carolina
Arizona
Tennessee
Oklahoma
Georgia
Louisiana
Texas
Florida
Hawaii

Irwin Financial Corporation serves customers throughout North America.

Irwin Financial Corporation
Consolidated Balance Sheet

	Unaudited, audited statements are available in the Corporation's Form 10-K (In thousands, except for shares)	December 31, 2001	December 31, 2000
Assets	Cash and cash equivalents	$ 158,291	$ 83,493
	Interest-bearing deposits with financial institutions	14,247	36,400
	Trading assets	216,684	154,921
	Investment securities	38,796	37,095
	Loans held for sale	503,757	579,788
	Loans and leases, net of unearned income	2,137,747	1,234,922
	Less: Allowance for loan and lease losses	(22,283)	(13,129)
		2,115,464	1,221,793
	Servicing assets	228,624	130,522
	Accounts receivable	41,996	69,224
	Accrued interest receivable	14,063	12,979
	Premises and equipment	34,988	29,409
	Other assets	72,885	66,805
	Total assets	$ 3,439,795	$ 2,422,429
Liabilities and Shareholders' Equity	Deposits		
	Noninterest-bearing	$ 533,983	$ 263,159
	Interest-bearing	889,448	517,127
	Certificates of deposit over $100,000	885,587	663,044
		2,309,018	1,443,330
	Short-term borrowings	487,963	475,502
	Long-term debt	29,654	29,608
	Other liabilities	189,889	136,897
	Company-obligated mandatorily redeemable preferred securities of subsidiary trust	190,948	147,167
	Total liabilities	3,207,472	2,232,504
	Shareholders' equity		
	Preferred stock, no par value—authorized 4,000,000 shares; issued 96,336 shares as of December 31, 2001 and December 31, 2000	1,386	1,386
	Common stock, no par value—authorized 40,000,000 shares; issued 23,402,080 shares as of December 31, 2001 and December 31, 2000; including 2,096,947 and 2,376,119 shares in treasury as of December 31, 2001 and December 31, 2000, respectively	29,965	29,965
	Additional paid-in capital	4,426	4,331
	Minority interest	658	1,055
	Deferred compensation	(449)	(503)
	Accumulated other comprehensive loss net of deferred income tax benefit of $130 and $305 in 2001 and 2000, respectively	(325)	(459)
	Retained earnings	241,725	201,729
		277,386	237,504
	Less treasury stock, at cost	(45,063)	(47,579)
	Total shareholders' equity	232,323	189,925
	Total liabilities and shareholders' equity	$ 3,439,795	$ 2,422,429

Consolidated Statement of Income

	Unaudited, audited statements are available in the Corporation's Form 10-K (In thousands, except for per share)	For the Year Ended December 31, 2001	2000	1999
Interest income	Loans and leases	$ 128,157	$ 93,251	$ 48,978
	Loans held for sale	102,679	71,141	66,682
	Trading account	31,980	15,584	6,275
	Investment securities:			
	Taxable	4,913	4,161	3,755
	Tax-exempt	247	250	271
	Federal funds sold	257	143	652
	Total interest income	268,233	184,530	126,613
Interest expense	Deposits	73,340	52,815	25,220
	Short-term borrowings	29,656	32,610	28,425
	Long-term debt	2,320	2,348	1,149
	Preferred securities distribution	15,768	5,761	4,697
	Total interest expense	121,084	93,534	59,491
	Net interest income	147,149	90,996	67,122
	Provision for loan and lease losses	17,505	5,403	4,443
	Net interest income after provision for loan and lease losses	129,644	85,593	62,679
Other income	Loan origination fees	64,303	52,696	41,024
	Gain from sales of loans	207,538	77,047	74,834
	Loan servicing fees	67,362	58,939	60,581
	Amortization and impairment of servicing assets	(50,134)	(39,529)	(15,702)
	Net loan administration income	17,228	19,410	44,879
	Gain on sale of mortgage servicing assets	8,394	27,528	37,801
	Trading gains/ (losses)	(32,412)	14,399	(8,296)
	Other	6,340	20,631	13,827
	Total other income	271,391	211,711	204,069
Other expense	Salaries	184,427	124,639	114,303
	Pension and other employee benefits	26,616	20,359	18,402
	Office expense	16,862	13,783	13,181
	Premises and equipment	30,702	26,812	24,052
	Marketing and development	4,202	13,071	8,962
	Professional fees	11,192	7,013	4,684
	Other	53,419	32,285	30,527
	Total other expense	327,420	237,962	214,111
	Income before income taxes	73,615	59,342	52,637
	Provision for income taxes	28,624	23,676	19,481
	Income before minority interest	44,991	35,666	33,156
	Minority interest in losses of subsidiaries	(350)	—	—
	Income before cumulative effect of change in accounting principle	45,341	35,666	33,156
	Cumulative effect of change in accounting principle, net of tax	175	—	—
	Net income	$ 45,516	$ 35,666	$ 33,156
Earnings per share	Basic	$ 2.15	$ 1.70	$ 1.54
	Diluted	$ 2.00	$ 1.67	$ 1.51
	Dividends per share of common stock	$ 0.26	$ 0.24	$ 0.20

Long-Term Performance 1990–2001

Total Net Revenues

$ Millions	
1990	43.0
1991	60.0
1992	95.0
1993	119.4
1994	115.0
1995	143.4
1996	181.1
1997	201.0
1998	272.1
1999	266.7
2000	297.3
2001	401.0

Net Income

$ Millions	
1990	4.6
1991	6.7
1992	12.9
1993	15.6
1994	18.2
1995	20.1
1996	22.4
1997	24.4
1998	30.5
1999	33.2
2000	35.7
2001	45.5

Return on Average Equity

Percent	
1990	13.50
1991	16.93
1992	26.51
1993	24.91
1994	23.91
1995	22.60
1996	20.37
1997	19.80
1998	22.77
1999	21.51
2000	20.83
2001	21.82

Directors

Sally Abrams Dean
Retired Senior Vice President
Dillon, Read and Co. Inc.
(now UBS Warburg LLC)

David W. Goodrich
President and Chief Executive Officer
Central Indiana Corporate Partnership

John T. Hackett
Retired Managing General Partner
CID Equity Partners, L.P.

William H. Kling
President
American Public Media Group

Brenda J. Lauderback
Former President
Wholesale Group
Nine West Group, Inc.

John C. McGinty, Jr.
President
Peregrine Associates, Inc.

William I. Miller
Chairman
Irwin Financial Corporation

John A. Nash
President
Irwin Financial Corporation

Lance R. Odden
Retired President and Headmaster
The Taft School

Theodore M. Solso
Chairman and Chief Executive Officer
Cummins Inc.

Irwin Miller
Honorary Chairman

Senior Officers

William I. Miller
Chairman

John A. Nash
President

Thomas D. Washburn
Executive Vice President

Gregory F. Ehlinger
Senior Vice President and
Chief Financial Officer

Matthew F. Souza
Senior Vice President,
Ethics and Secretary

Irwin Mortgage

Robert H. Griffith President

Les Acree Senior Vice President, Wholesale Lending

Mark E. Braden Senior Vice President and Chief Information Officer

Judson H. Croom, Jr. Senior Vice President, Retail Production

Katrina J. Crubaugh Senior Vice President, Human Resources

William M. Meyer Senior Vice President, Loan Administration

Timothy L. Murphy Senior Vice President and Chief Financial Officer

Erik J. Sorensen Senior Vice President, Secondary Marketing

Irwin Home Equity Corporation

Elena Delgado President

Spencer Carlsen Senior Vice President, Wholesale and Correspondent Loan Production

Edwin K. Corbin Senior Vice President, Business Development and Chief Financial Officer

J. Christopher Huseby Senior Vice President, Direct to Consumer/Retail

Jocelyn Martin-Leano Senior Vice President, Loan Servicing and Asset Resolution

Irwin Ventures

Thomas D. Washburn President

David S. Meyercord Senior Vice President, Investments

Irwin Union Bank and Trust

Claude E. Davis President

Bradley J. Kime Executive Vice President and Chief Operating Officer

Mark D. Higgins Executive Vice President and Chief Credit Officer

Marie S. Ameis Senior Vice President and Chief Financial Officer

Deborah L. Cox Senior Vice President, Operations Manager

Timothy P. Robinson Senior Vice President, Investments and Insurance

Joan Tupin-Crites Senior Vice President, General Counsel

Irwin Capital Holdings

Michael E. Taft President

Irwin Business Finance

Michael E. Taft President

Laurie A. Bakke Senior Vice President, Operations

International Operations—Onset Capital

Joseph R. LaLeggia President

Mark L. Cannon Senior Vice President, Sales and Marketing

G. Robert Murphy Senior Vice President, Credit and Operations

Irwin Franchise Capital Corporation

John Rinaldi President

Lloyd A. Droller Chief Credit Officer

Albert M. Predmore
Senior Vice President, Marketing

Forward-Looking Statements

This report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995, and are including this statement for purposes of invoking these safe harbor provisions. Words such as "will," "anticipate," "expect," "intend," "are likely," "estimates," "believe," "continue," "remain," "are moving," "outlook," "assumption," "future" and similar expressions are intended to identify forward-looking statements, which may include, among other things:

- statements and assumptions relating to projected growth, earnings, earnings per share, and other financial performance measures as well as management's short-term and long-term performance goals;
- statements relating to the anticipated effects on results of operations or financial condition from recent and expected developments or events, including the recently revised regulatory capital rules relating to residual interests;
- statements relating to our business and growth strategies, including potential acquisitions; and
- any other statements, projections or assumptions that are not historical facts.

Forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from our expectations of future results, performance or achievements expressed or implied by these forward-looking statements. In addition, our past results of operations do not necessarily indicate our future results. Actual future results may differ materially from what is projected due to a variety of factors, including, but not limited to, unexpected changes in interest rates, which, among other things, may affect consumer demand *for our products and the valuation of our servicing portfolio; borrowers' refinancing opportunities*, which may affect the prepayment assumptions used in our valuation estimates; unanticipated deterioration in the credit quality of our assets; difficulties in selling residual assets as contemplated; difficulties in delivering home equity loans to the secondary market as planned or in funding home equity loans through securitization transactions as planned; difficulties in raising additional capital or expanding our businesses; competition from other financial service providers for experienced managers as well as for customers; changes in the value of technology-related companies; legislative or regulatory changes, including changes in the interpretation of new capital rules; changes in applicable accounting policies or principles or their application to our business; or governmental changes in monetary or fiscal policies. Further, uncertainty in the national economy may negatively impact the financial services industry or cause changes in or exaggerate the effects of the factors described above. We undertake no obligation to update publicly any of these statements in light of future events, except as required in subsequent periodic reports we file with the SEC. Readers should also refer to the Corporation's Annual Report on Form 10-K.

Shareholder Information

Capital Securities

Common Stock NYSE:IFC
Transfer Agent National City Bank
Contact Information 800-622-6757

Trust Preferred Securities
IFC Capital Trust I NYSE:IFC.P
Transfer Agent State Street Bank and Trust Company
Contact Information 800-531-0368

IFC Capital Trust II NYSE:IFC.O
Transfer Agent Wilmington Trust
Contact Information 800-441-7120

Convertible Trust Preferred Securities
IFC Capital Trust III NYSE:IFC.N
Transfer Agent Wilmington Trust
Contact Information 800-441-7120

Form 10-K

Copies of the Corporation's Annual Report on Form 10-K filed with the Securities and Exchange Commission may be accessed electronically through the Internet at: www.irwinfinancial.com or contact:

Gregory F. Ehlinger
Senior Vice President, CFO
Irwin Financial Corporation
P.O. Box 929
Columbus, Indiana 47202-0929

Irwin Financial Corporation is an equal opportunity employer.

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